Exhibit 99.1

Joint Communiqué: BioNTech Evaluates mRNA Vaccine Manufacturing Solutions in Rwanda and Senegal to Improve Long-Term Vaccine Supply

BERLIN, Germany, August 27, 2021 (GLOBE NEWSWIRE) – BioNTech SE (Nasdaq: BNTX, “BioNTech” or “the Company”) agreed today to evaluate the establishment of sustainable vaccine manufacturing capabilities in Rwanda and Senegal to support vaccine supply for the Member States of the African Union. Following the invitation of the kENUP Foundation, President Paul Kagame of Rwanda, President Macky Sall of Senegal, and President Ursula von der Leyen of the European Commission met Uğur Şahin, CEO and Co-Founder of BioNTech, in Berlin to discuss the development of sustainable vaccine production for Africa. The meeting resulted in a joint communiqué affirming BioNTech’s intention to manufacture mRNA vaccines arising from its Malaria and Tuberculosis vaccine development programs on the African continent.

“We would like to thank all participants for today’s discussion and for the support and trust they put in us. Our goal is to develop vaccines in Africa and set-up sustainable vaccine production capabilities to jointly improve medical care,” said Prof. Dr. Ugur Sahin, CEO and Co-founder of BioNTech. “We are committed to investing in cutting-edge research and innovation to support vaccine development in addition to the establishment of manufacturing facilities and build-up of manufacturing expertise on the African continent.”

BioNTech has already started the evaluation of manufacturing capabilities, following the Company’s announcement of its aim to develop a well-tolerated and highly effective Malaria vaccine and to implement sustainable end-to-end vaccine supply solutions on the African continent. The decision to evaluate manufacturing solutions in Rwanda and Senegal follows the guidance of the African Union, the Africa Centres for Disease Control and Prevention (Africa CDC) and the African Medical Agency under formation. The prospective locations of the necessary manufacturing sites are expected to co-locate with the World Health Organization’s (WHO) upcoming Vaccine Hubs. These efforts will be aligned with the Team Europe Initiative on manufacturing and access to vaccines, medicines and medical technologies (MAV+) led by the European Commission in collaboration with the EU Member States.

Dr. John Nkengasong, Director of the Africa CDC, Dr. Matshidiso Moeti, WHO Africa Regional Director, and Dr. Werner Hoyer, President of the European Investment Bank (EIB), also participated in the meeting, which took place at the margins of the G20 Compact with Africa Summit. The WHO, the European Commission and other organizations have previously been involved in the early planning phase of BioNTech’s Malaria project and have offered their support to identify and set up the necessary infrastructure.

About BioNTech

Biopharmaceutical New Technologies is a next generation immunotherapy company pioneering novel therapies for cancer and other serious diseases. The Company exploits a wide array of computational discovery and therapeutic drug platforms for the rapid development of novel biopharmaceuticals. Its broad portfolio of oncology product candidates includes individualized and off-the-shelf mRNA-based therapies, innovative chimeric antigen receptor T cells, bi-specific checkpoint immuno-modulators, targeted cancer antibodies and small molecules. Based on its deep expertise in mRNA vaccine development and in-house manufacturing capabilities, BioNTech and its collaborators are developing multiple mRNA vaccine candidates for a range of infectious diseases alongside its diverse oncology pipeline. BioNTech has established a broad set of relationships with multiple global pharmaceutical collaborators, including Genmab, Sanofi, Bayer Animal Health, Genentech, a member of the Roche Group, Regeneron, Genevant, Fosun Pharma, and Pfizer. For more information, please visit www.BioNTech.de.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, direct or indirect statements concerning: BioNTech’s Malaria, Tuberculosis and other infectious disease vaccine development programs; timing for selecting clinical candidates for these programs and the commencement of a clinical trial, as well as any data readouts; the nature of the collaboration with the African Union and the Africa CDC; the nature and duration of support from WHO, the European Commission, the European Investment Bank (EIB) and other organizations with establishing infrastructure; the development of sustainable vaccine production and supply solutions on the African continent and the nature and feasibility of these solutions; the potential set-up of manufacturing solutions in Rwanda and Senegal, either on our own or together with potential partners; the potential safety and efficacy of the product candidates; and BioNTech’s anticipated market opportunity and size for its product candidates the rate and degree of market acceptance of BioNTech’s investigational medicines, if approved. Any forward-looking statements in this press release are based on BioNTech current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: discussions with regulatory agencies regarding timing and requirements for additional clinical trials; and the ability to produce comparable clinical results in future clinical trials.

For a discussion of these and other risks and uncertainties, see BioNTech’s Annual Report on Form 20-F for the Year Ended December 31, 2020, filed with the SEC on March 30, 2021, which is available on the SEC’s website at www.sec.gov. All information in this press release is as of the date of the release, and BioNTech undertakes no duty to update this information unless required by law.

BioNTech Contacts

Jasmina Alatovic, Media Relations

+49 (0)6131 9084 1513

Media@biontech.de

Sylke Maas, Ph.D., Investor Relations

+49 (0)6131 9084 1074

Investors@biontech.de

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